Stockholder Meeting Results:
The Fund held its annual meeting of stockholders on October 30, 2014. Stockholders voted as indicated below:


					    Affirmative	  Against   Abstain
Re-election of Christopher B. Brader -
Class II to serve until 2017	 	     6,505,432 	  178,546    76,559


Ms. Marran H. Ogilvie and Messrs. Joseph T. Grause, Jr., Julian Reid and Richard A. Silver continue to serve as Directors of the Fund.